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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                 Ametech, Inc.
-------------------------------------------------------------------------------
                                Name of Issuer

                         Common Stock, $.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   031095102
-------------------------------------------------------------------------------
                                 CUSIP Number

            Cheryl Sorokin, Executive Vice President and Secretary
         BankAmerica Corporation, Corporate Secretary's Office #13018
                555 California Street, San Francisco, CA  94104
                                (415) 622-3530
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications

                                August 14, 1997
-------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.   031095102                                        Page 2 of 13
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                        Moorpark Holding, Inc.
     S.S. or I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      00

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                  0

                        -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES                                        0
 BENEFICIALLY
   OWNED BY             -------------------------------------------------------
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                                      0
  PERSON WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                  0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     CO

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No.   031095102                                        Page 3 of 13
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                   Bank of America National
     S.S. or I.R.S. IDENTIFICATION NO.          Trust and Savings Association
     OF ABOVE PERSON                            (successor to Continental Bank,
                                                 National Association)
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      00

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                  0

                        -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES                                        0
 BENEFICIALLY
   OWNED BY             -------------------------------------------------------
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                                      0
  PERSON WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                  0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     BK

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D

CUSIP No.   031095102                                        Page 4 of 13
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                        BankAmerica Corporation
     S.S. or I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [ ]
                                                            (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      00

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                      [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE

-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                                  0

                        -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES                                        0
 BENEFICIALLY
   OWNED BY             -------------------------------------------------------
     EACH                9    SOLE DISPOSITIVE POWER
   REPORTING                                      0
  PERSON WITH
                        -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                                  0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   0%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*     HC

-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 031095102                                  Page 5 of 13

Item 1. Security and Issuer.

        This Amended Schedule 13D is filed with respect to the Common Stock of Ametech Inc., (the "Company"), 1813 Southeast 25th St., Oklahoma City, OK 73129.


Item 2: Identity and Background.

        The Amended Schedule 13D is filed on behalf of Moorpark Holding, Inc. ("Moorpark"), Bank of America National Trust and Savings Association ("Bank") and BankAmerica Corporation ("BAC").

        This Amended Schedule 13D relates to the sale by Moorpark of its entire holding of 10,367,122 shares of the Company's common stock ("Common Stock"). Because Bank owns Moorpark and BAC owns Bank, Bank and BAC may be deemed to have indirectly beneficially owned the shares reported on.

        A Schedule 13D dated July 14, 1992 was previously filed to report the original acquisition of the shares by Moorpark, its parent Continental Bank, National Association ("Continental Bank") and Continental Bank's parent, Continental Bank Corporation ("CBC"). Continental Bank has since been merged into Bank and CBC has since been merged into BAC.

I.      (a)     Moorpark is a Delaware corporation.

        (b)     Corporate Secretary's Office
                231 South LaSalle Street
                Chicago, IL  60697
                (principal office and principal place of business)

        (c)     holding company


II      (a)     Bank is a national bank.

        (b)     Corporate Secretary's Office #13018
                555 California Street
                San Francisco, CA  94104
                (principal office and principal place of business)

        (c)     national bank


III.    (a)     BAC is a Delaware corporation.

        (b)     Corporate Secretary's Office #13018
                555 California Street
                San Francisco, CA  94104
                (principal office and principal place of business)

        (c)     bank holding company

CUSIP No. 031095102                                  Page 6 of 13


        Certain information regarding the directors and executive officers of the reporting persons is set forth in Exhibit B attached hereto.

        During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


Item 3: Source and Amount of Funds or Other Consideration.

        Inapplicable


Item 4: Purpose of Transaction

        This filing is being made to report a complete disposition. On August 14, 1997, Moorpark entered into a Stock Purchase Agreement ("Agreement") with New Canaan Capital, LLC to sell Moorpark's 10,367,122 shares of Common Stock in return for a promissory note in the amount of $850,000 and certain additional consideration described in the Agreement, which is incorporated herein by reference to Exhibit C to this Amended Schedule 13D.

        The reporting persons reserve the right to acquire additional securities of the Company depending on market conditions and other economic factors.


Item 5: Interest in Securities of the Issuer.

        The reporting persons have no remaining ownership interest in securities of the Company. Neither they, nor to the best of their knowledge any of their executive officers or directors, had any transactions in the Company's Common Stock during the past 60 days (excluding the sale reported in this filing) or owns any such shares. The reporting persons ceased to be the beneficial owner of more than 5% of the Common Stock on August 14, 1997.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

CUSIP No. 031095102                                  Page 7 of 13

Item 7. Material to Be Filed as Exhibits.

        Exhibit A  -    Joint Filing Agreement
        Exhibit B  -    Directors and Executive Officers (or persons serving in
                        similar capacities) of the reporting persons
        Exhibit C -     Stock Purchase Agreement dated as of August 14, 1997
                        between Moorpark Holding, Inc. and New Canaan Capital,
                        LLC (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by New Canaan Capital, LLC regarding its acquisition of Common Stock, dated August 21, 1997)

CUSIP No. 031095102                                  Page 8 of 13

Signature

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1997

        MOORPARK HOLDING, INC.*

        BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION *

        BANKAMERICA CORPORATION*


*By:    /s/  JEFFREY R. LAPIC
        Jeffrey R. Lapic
        Assistant General Counsel of
        Bank of America National Trust and Savings Association
        and Authorized Attorney-in-Fact

CUSIP No. 031095102                                  Page 9 of 13



                                   EXHIBIT A

                            Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  October 21, 1997


        MOORPARK HOLDING, INC.*

        BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION *

        BANKAMERICA CORPORATION*


*By:    /s/  JEFFREY R. LAPIC
        Jeffrey R. Lapic
        Assistant General Counsel of
        Bank of America National Trust and Savings Association
        and Authorized Attorney-in-Fact

CUSIP No. 031095102                                  Page 10 of 13


                                  EXHIBIT B

            Directors and Executive Officers of Reporting Persons

                            Moorpark Holding, Inc.

        The following table sets forth information regarding the executive officers and directors of Moorpark Holding, Inc. (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Ametech Inc., to the best of the reporting persons' knowledge.

* Philip M.         231 So. LaSalle Street          Executive Vice President
   Lewin            Chicago, IL 60697               Senior Credit Officer
                                                    Bank of America NT&SA
                                                    (principal business: banking and finance)

* Christopher       231 So. LaSalle Street          Vice President, Moorpark Holding, Inc.
   J. Perry         Chicago, IL 60697               (principal business: holding company)
                                                    Managing Director, President,
                                                    Continental Illinois Venture Corporation
                                                    Global Equity Investments-Buyout Group
                                                    Bank of America NT&SA
                                                    (principal business: banking and finance)

* Lewis W.          231 So. LaSalle Street          President, Moorpark Holding, Inc.
   Solimene, Jr.    Chicago, IL 60697               (principal business: holding company)
                                                    Senior Vice President
                                                    Manager, Special Assets Officer
                                                    Bank of America NT&SA
                                                    (principal business: banking and finance)


          Bank of America National Trust and Savings Association and
                            BankAmerica Corporation

        The following table sets forth information regarding the executive officers and directors of Bank of America National Trust and Savings Association and BankAmerica Corporation and (directors are indicated by asterisk), all of whom are U.S. citizens and none of whom owns Common Stock of Ametech Inc., to the best of the reporting persons' knowledge.

* Joseph F.         1955 North Surveyor Ave.        Chairman of the Board and CEO
   Alibrandi        Simi Valley, CA  93063          Whittaker Corporation
                                                    (principal business: aerospace manufacturing)

* Peter B.          270 Lafayette Circle            Chairman of the Board and
   Bedford          Lafayette, CA  94549            Chief Executive Officer
                                                    Bedford Property Investors, Inc.
                                                    (principal business: real estate investment trust)

  Kathleen J.       555 California Street           Vice Chairman and Personnel Relations Officer
   Burke            San Francisco, CA  94104        Bank of America NT&SA
                                                    (principal business: banking and finance)

CUSIP No. 031095102                                  Page 11 of 13


* Richard A.        123 Mission St.                 Retired
   Clarke           San Francisco, CA  94106

* David A.          555 California Street           Chairman of the Board, President
   Coulter          San Francisco, CA  94104        and Chief Executive Officer
                                                    Bank of America NT&SA
                                                    (principal business: banking and finance)

* Timm F.           c/o Hallmark Cards, Inc.        Retired
   Crull            1024 E. Balboa Blvd.
                    Newport Beach, CA  92661

* Kathleen          147 Clifton Street              President
   Feldstein        Belmont, MA  02178              Economics Studies, Inc.
                                                    (principal business: economics consulting)

* Donald E.         Pacific Telesis Center          Chairman Emeritus
   Guinn            130 Kearny St.                  Pacific Telesis Group
                    San Francisco, CA  94108        (principal business: telecommunications)

* Frank L.          2726 Shelter Island Dr.         Consulting Architect
   Hope             San Diego, CA  92106            (principal business: architecture)

  H. Eugene         555 California Street           President, Global Retail Bank
   Lockhart         San Francisco, CA  94104        Bank of America NT&SA
                                                    (principal business: banking and finance)

* Walter E.         Office of the President         President
   Massey           830 Westview Drive., S.W.       Morehouse College
                    Atlanta, GA  30314              (principal business: education)

  Jack L.           555 California Street           Vice Chairman
   Meyers           San Francisco, CA  94104        Bank of America NT&SA
                                                    (principal business: banking and finance)

  Michael J.        555 California Street           President, Global Wholesale Bank
   Murray           San Francisco, CA  94104        Bank of America NT&SA
                                                    (principal business: banking and finance)

  Michael E.        555 California Street           Vice Chairman and
   O'Neill          San Francisco, CA  94104        Chief Financial Officer
                                                    Bank of America NT&SA
                                                    (principal business: banking and finance)

* John M.           227 West Monroe Street          Of counsel, Wachtell, Lipton, Rosen & Katz
   Richman          Chicago, IL  60606              (principal business: law)

* Sanford R.        555 California Street           Managing Director
   Robertson        San Francisco, CA  94104        BancAmerica Robertson Stephens
                                                    (principal business:  investment banking)

* Richard M.        555 California Street           Retired
   Rosenberg        San Francisco, CA  94104

CUSIP No. 031095102                                  Page 12 of 13


* A. Michael        Memorial Way, Room 140          Dean of Graduate School of Business
   Spence           Stanford, CA  94305             Stanford University
                                                    (principal business: education)

  Martin A.         555 California Street           Vice Chairman
   Stein            San Francisco, CA  94104        Bank of America NT&SA
                                                    (principal business: banking and finance)

* Solomon D.        1801 California Street          President and Chief Executive Officer
   Trujillo         Denver, CO  80202               US West Communications Group
                                                    (principal business: communication)

CUSIP No. 031095102                                  Page 13 of 13

                               Power of Attorney




        The undersigned appoints the following individuals, with full power to each of them to act alone, as its true and lawful attorneys-in-fact and agents to execute on its behalf all Schedules 13D and 13G and Forms 3, 4 and 5 and any amendments thereto, and any successor or supplemental forms that may be adopted by the Securities and Exchange Commission in the future, and to do anything in connection with preparation and filing of such documents as any such agent deems appropriate.


        1.      The following officers of BankAmerica Corporation:

                                Chairman of the Board
                                Chief Executive Officer
                                President
                                Vice Chairman of the Board
                                President, Global Retail Bank
                                President, Global Wholesale Bank
                                Vice Chairman
                                Chief Financial Officer
                                Treasurer
                                Executive Vice President
                                Senior Vice President
                                Vice President
                                Secretary
                                Assistant Treasurer
                                Assistant Secretary
                                Assistant Vice President

        2. Any member of the Legal Department of Bank of America National Trust & Savings Association holding the title of counsel or a title senior thereto.



        MOORPARK HOLDING, INC.


        By:     /s/Nina Tai                                     October 20, 1997
                -------------------
                Nina Tai, Secretary